PROSPECTUS

                          INTERNET COMMERCE CORPORATION

o In our initial public offering in January 1995, we issued 1,550,000 units, or IPO units, each IPO unit consisting of one class A warrant, one class B warrant and one share of class A common stock. Each class A warrant is exercisable at an exercise price of $21.30 for one class B warrant and one share of class A common stock. Each class B warrant is exercisable at an exercise price of $28.66 for one share of class A common stock. This prospectus relates to the public offering from time to time of up to (i) 331,468 of these class B warrants that holders of these class A warrants may purchase upon exercising these class A warrants and (ii) 1,013,151 shares of our class A common stock that holders of the class B warrants described in clause (i) and holders of the class B warrants included in the IPO units may purchase upon exercising these class B warrants. The class B warrants and the class A common stock covered by this prospectus were registered in our initial public offering.

o Our class B warrants are traded on the OTC Bulletin Board under the symbol ICCSZ. On March 27, 2000, the last sale price of the class B warrants was $36.00.

o Our common stock is traded on The Nasdaq SmallCap Market under the symbol ICCSA. On March 27, 2000, the last sale price for the common stock was $54.25.

o We filed a registration statement on form S-3 (file no. 333-80043) which became effective on October 18, 1999 covering the resale of up to 5,476,280 shares of our class A common stock.

o We filed a registration statement on form S-3 (file no. 333-93301) which became effective on March 1, 2000 covering the resale of up to 955,289 shares of our class A common stock.

o This investment involves a high degree of risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before you decide to invest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is March 28, 2000

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary.............................................................3

Risk Factors...................................................................5

   Risks Relating to ICC.......................................................5
   Risks Relating to the Internet and Online Commerce Aspects of
   our Business............................................................... 9
   Risks Relating to this Offering............................................10

Forward-Looking Statements....................................................12

Use of Proceeds...............................................................12

Business......................................................................12

Plan of Distribution..........................................................16

Description of Securities.....................................................16

Legal Matters.................................................................22

Experts.......................................................................22

Where You Can Find More Information...........................................22

                               PROSPECTUS SUMMARY

         This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before purchasing our class B warrants or shares of our class A common stock. You should read the entire prospectus carefully, including Risk Factors commencing on page 5, before making an investment decision.

                      Internet Commerce Corporation, or ICC

Business Description

         Our CommerceSense service uses the Internet and our proprietary technology to deliver our customers' documents and data files to members of their trading communities, many of which may have incompatible systems, by translating the documents and data files into any format required by the receiver. We believe that our CommerceSense service has significant advantages over traditional value added networks, or VANs, and email-based and other Internet-based systems, including lower cost, higher level of service, greater transmission speed and more features.

         We use CommerceSense to provide the following services:

         o Traditional VAN services -- CommerceSense provides the full suite of traditional VAN services, but uses the Internet to provide cost savings and increased capabilities for our customers;

         o EDI for web-based retailers -- CommerceSense provides an electronic document and data file delivery link between web-based retailers and their vendors that require that documents and data files be transmitted using electronic data interchange, or EDI, format;

         o EDI to fax service -- CommerceSense can translate electronic documents into fax format and send the documents by fax to our customers' trading partners that cannot receive electronically transmitted documents; and

         o Large-scale electronic document management and delivery -- CommerceSense can transmit large-scale non-EDI electronic documents and data files and provides real-time delivery, archiving, security, authentication and audit services.

Business Strategy

         We believe that our CommerceSense service provides a platform with many applications that will allow our customers to integrate a substantial portion of their document and data file delivery methods into a single, seamless process with significantly less administrative effort and cost. We intend to continue to market CommerceSense as a one-stop electronic document and data delivery service to the 2,500 largest companies in the United States and abroad that use EDI to communicate with their vendors. We believe that the cost and ease of use of our CommerceSense service will allow these companies to request or encourage their smaller trading partners to conduct electronic commerce using CommerceSense.

         The address of our principle executive office is 805 Third Avenue, New York, New York 10022. Our telephone number at that address is (212) 271-7640.

Recent Developments

         ICC has established a strategic global alliance with Cable & Wireless, a global provider of Internet, data, voice and messaging services, to jointly market and sell their respective product and service offerings in the business-to-business e-commerce marketplace. Cable & Wireless will be entitled to commissions for sales of ICC products and services based on quarterly target levels to be agreed upon. These commissions will be payable in shares of class A common stock valued at the then fair market value of such shares.

         As part of these arrangements, Cable & Wireless purchased for $10 million 10,000 shares of series C convertible redeemable preferred stock, or series C preferred stock, that is initially convertible into shares of class A common stock at $22.34 per share. Cable & Wireless also received 400,000 warrants to purchase class A common stock of ICC. The warrants are exercisable until January 12, 2005 at $22.21 per share.

         ICC has elected a nominee of Cable & Wireless to its Board of Directors and has agreed to allow Cable & Wireless to participate in any equity offering on the same terms and conditions as other purchasers to maintain its percentage interest in ICC.

         ICC has completed an addition $9.5 million equity financing comprised of $5 million from Acorn Investment Trust, $2.5 million from Firstar Investment Research & Management, LLC and $2 million from Bantry Bay Ventures. ICC issued a total of 434,184 shares of its Class A Common Stock in this financing based on the market value of ICC's Class A Common Stock on the dates ICC entered into definitive agreements with the investors. These dates ranged from November 23 to 26, 1999.

                                  The Offering

Class A common stock to be
offered by ICC..................................................1,013,151 shares

Class B warrants to be
offered by ICC...........................................................331,468

Class A common stock to be
outstanding after the offering..............................6,578,456 shares (1)

Nasdaq SmallCap Market symbol..............................................ICCSA

---------------------------
(1) This information is based on the number of shares of class A common stock outstanding on March 21, 2000. It includes all of the shares of class A common stock being offered by this prospectus by ICC. It excludes (a) 1,512,734 shares of class A common stock issuable upon exercise or conversion of other warrants, series A convertible redeemable preferred stock, series C preferred stock and class B common stock outstanding on that date and (b) 3,030,791 shares then issuable under outstanding options or reserved for issuance under our 1994 stock option plan.

                                  RISK FACTORS

         You should carefully consider each of the following risk factors in addition to the other information contained in this prospectus before purchasing our class B warrants or shares of our class A common stock. Investing in our class B warrants or our class A common stock involves a high degree of risk. Any of the following risks could materially and adversely affect our business, operating results, financial condition and the market price of our class B warrants or our class A common stock and could result in the complete loss of your investment.

Risks Relating to ICC

         We have a limited operating history and there is insufficient historical information to determine whether we will successfully implement any of our business strategies. We were founded as Infosafe Systems, Inc. in November 1991 and from 1991 to 1997 we conducted limited operations and developed products that we were unable to exploit commercially and consequently discontinued. In 1998, we shifted our business emphasis to focus exclusively on the development and marketing of our CommerceSense service and launched the current version of our CommerceSense service commercially in April 1999. As a result, we have only a limited operating history and there is little historical information on which to evaluate our business and prospects. We may not be successful in implementing any of our business strategies.

         We have never earned a profit and expect to incur significant losses. We have incurred significant losses since we were founded in 1991. We have never earned a profit in any fiscal quarter and, as of January 31, 2000, we had an accumulated deficit of approximately $30.9 million. We expect our cost of revenue and operating expenses to increase significantly, especially in the areas of marketing, customer installation and customer service. As a result, we expect to incur additional losses in the future.

         We may not achieve profitability. The profit potential of our business model is unproven. Our revenue is dependent on the number of customers who subscribe to our CommerceSense VAN service and the volume of the data, documents or other information they send or retrieve utilizing this service. The success of our CommerceSense VAN service and our other proposed services depends to a large extent on the future business-to-business electronic commerce using the Internet, which is uncertain. If we experience a shortfall in our estimated revenue, we may be unable to adjust spending in a timely manner and may not achieve profitability.

         We currently depend primarily on our CommerceSense VAN service and may not be able to continue to expand into new business areas. We are currently focusing on our CommerceSense VAN service. As a result, our financial condition will depend heavily on the success or failure of this service. It is difficult to predict demand and market acceptance for this service in the new and rapidly evolving business-to-business electronic commerce market. If our CommerceSense VAN service is not successful, our revenue may not increase sufficiently for us to become profitable.

         We are expanding our operations by developing and marketing new and complementary services using our CommerceSense service as a platform to provide these additional services or systems. We cannot assure you that we will be able to continue to do so effectively.

         If we are unable to manage our growth, our financial results will suffer. Our ability to implement our business plan successfully in a new and rapidly-evolving market requires effective planning and growth management. If we cannot manage our anticipated growth effectively, our business and financial results will suffer. We plan to expand our existing operations substantially, particularly those relating to sales and marketing, customer installation and technical support. We expect that we will need to continue to manage and to expand multiple relationships with customers, Internet service providers and other third parties. We also expect that we will need to continue to improve our financial systems, procedures and controls and will need to expand, train and manage our workforce, particularly our information technology staff. We also intend to expand our services, which may require additional resources and employees.

         We may face capacity constraints which impede our revenue growth and business profitability. The satisfactory performance, reliability and availability of our network infrastructure, customer support and document delivery systems and our web site are critical to our reputation and our ability to attract customers and maintain adequate customer service levels. Any significant or prolonged capacity constraints could prevent customers from sending or gaining access to their documents or other data or accessing our customer support services for extended periods of time. This would decrease our ability to acquire and retain customers and prevent us from achieving the necessary growth in revenue to achieve profitability. If the amount of traffic increases substantially and we experience capacity constraints, we will need to expand further and upgrade our technology and network infrastructure. We may be unable to predict the rate or timing of increases in the use of our services to enable us to upgrade our operating systems in a timely manner.

         If we do not keep pace with rapid technological changes, customer demands and intense competition, we will not be successful. Our market is characterized by rapidly changing technology, customer demands and intense competition. If we cannot keep pace with these changes, our CommerceSense service could become uncompetitive and our business will suffer. The Internet's recent growth and the intense competition in our industry require us to continue to develop strategic business and Internet solutions that enhance and improve the customer service features, functions and responsiveness of our CommerceSense VAN and other proposed services and that keep pace with continuing changes in information technology and customer requirements. If we are not successful in developing and marketing enhancements to our CommerceSense VAN service or other proposed services that respond to technological change or customer demands, our business will suffer.

         If we are unable to obtain necessary future capital, our business will suffer. As of January 31, 2000, we had cash and marketable securities in the amount of approximately $21.1 million. These resources may not be sufficient and if we are unable to obtain necessary additional financing, our business will suffer. We cannot assure you that any additional financing will be available on reasonable terms or at all. In addition, we may need to raise additional funds sooner if we attempt to expand more rapidly or if competitive pressures or technological changes are greater than anticipated. Even if we are able to obtain additional financing, we will subsequently need to raise additional funds if we do not become profitable or if achieving profitability takes longer than we anticipate.

         Raising additional funds in the future by issuing securities could adversely affect our stockholders and negatively impact our operating results. If we raise additional funds through the issuance of debt securities, the holders of the debt securities will have a claim to our assets that will have priority over any claim of our stockholders. The interest on these debt securities would increase our costs and negatively impact our operating results. If we raise additional funds through the issuance of class A common stock or securities convertible into or exchangeable for class A common stock, the percentage ownership of our then-existing stockholders will decrease and they may experience additional dilution. In addition, any convertible or exchangeable securities may have rights, preferences and privileges more favorable to the holders than those of the class A common stock.

         We may not be able to compete effectively in the business-to-business electronic commerce market, which could limit our market share and harm our financial performance. The business-to-business electronic commerce industry is evolving rapidly and is intensely competitive. If we are not able to compete effectively against our current and future competitors, we may lose customers, may need to lower our prices, may experience reductions in gross margins, increases in marketing costs or losses in market share, or may experience a combination of these problems and, as a result, our business will suffer.

         Many of our current and potential competitors have significant existing customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers and employees, or be able to devote greater resources to the development, promotion and sale of their services than we can. As a result, we may not be successful in competing against our competitors.

         Our principal competitors include: Harbinger Corporation, GE Information Services, Inc., International Business Machines Corporation Global Services, Sterling Commerce, Inc., AT&T Corp. and MCI WorldCom, Inc. Each of these competitors has an established VAN that has provided EDI for at least several years and has long-established relationships with the users of EDI, including many of our prospective customers.

         If we are successful in utilizing our CommerceSense platform to provide new services, we may enter into different markets and may face the same or additional competitors, most of which will have substantially greater financial and other resources than we do.

         If we cannot successfully expand our business outside of the United States, our revenues and operating results will be adversely affected. Our current and future customers are conducting their businesses internationally. As a result, an important component of our business strategy is to expand our international marketing and sales efforts. We have limited experience in expanding our business outside the United States and if we do not successfully expand our business in this way, we may lose current and future customers. In addition, our potential new service offerings may involve delivery of data and use of the Internet in other countries which may currently have or enact laws or regulations that restrict our ability to deliver data or use the Internet or that impose significant taxes for doing so. Loss of customers and restrictions on delivery of data and use of the Internet will adversely affect our revenues and operating results.

         Losing any of our key personnel could cause our revenues to decline. We are substantially dependent on the continued services and performance of our executive officers and other key employees. The loss of the services of any of our executive officers or other key employees could impede the operation and growth of our business and cause our revenues to decline. Although all of our executive officers, except Dr. Geoffrey S. Carroll, and some key employees have entered into employment agreements, none of these agreements prevents any of them from leaving us.

         If we cannot hire and retain highly qualified employees, our business and financial results will suffer. We believe we will need to expand significantly our information technology, marketing and customer service staffs. Competition for employees in our industry is intense. If we are unable to attract, assimilate or retain highly qualified employees, our management may not be able to effectively manage our business, exploit opportunities and respond to competitive challenges and our business and financial results will suffer. Many of our competitors may be able to offer more lucrative compensation packages which include stock options and other stock-based compensation and higher-profile employment opportunities than we can.

         If we are not able to hire and retain independent contractors, our business will be harmed. We are substantially dependent on the services of independent contractors to train customers in the use of CommerceSense. We have entered into three relationships with independent contractors and need to retain several other providers of these services to achieve our business plan. If we fail to hire and retain qualified independent contractors, then our business will be harmed.

         We depend on our intellectual property, which may be difficult and costly to protect. Other than our decryption/logging/branding patent, our intellectual property consists of proprietary or confidential information that is not currently subject to patent or similar protection. CommerceSense has been registered as a trademark. The applications to register ICC.NET, AUDINET, B2B4B2C and B to B for B to C have now been allowed as trademarks and await registration. We intend to apply for additional name and logo marks in the United States and in foreign jurisdictions. No assurance can be given that registrations will issue on the non-allowed applications or that interested third parties will not petition the United States Patent and Trademark Office to cancel our registration. We may not be able to protect these trademarks. If our competitors or others adopt product or service names similar to CommerceSense, it may impede our ability to build brand identity and customer loyalty. We may need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation is expensive and time-consuming and could divert management's attention away from running our business.

         The validity, enforceability and scope of protection of some types of proprietary rights in Internet-related businesses are uncertain and still evolving. If unauthorized third parties try to copy our service or our business model or use our confidential information to develop competing services, we may lose customers and our business could suffer. We may not be able to effectively police unauthorized use of our technology because policing is difficult and expensive. In particular, the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may not adequately protect our intellectual property.

         Intellectual property infringement claims against us could harm our business. Our business activities and our CommerceSense service may infringe upon the proprietary rights of others and other parties may assert infringement claims against us. Any such claims and any resulting litigation could subject us to significant liability for damages and could result in invalidation of our proprietary rights. We could be required to enter into costly and burdensome royalty and licensing agreements, which may not be available on terms acceptable to us, or may not be available at all.

         We may suffer systems failures and business interruptions which would harm our business. Our success depends in part on the efficient and uninterrupted operation of our service that is required to accommodate a high volume of traffic. Almost all of our network operating systems are located at a single leased facility in New York, New York. Our systems are vulnerable to events such as damage from fire, power loss, telecommunications failures, break-ins and earthquakes. This could lead to interruptions or delays in our service, loss of data or the inability to accept, transmit and confirm customer documents and data. Our business may suffer if our service is interrupted. Although we have implemented network security measures, our servers may be vulnerable to computer viruses, electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions.

         Year 2000 issues could affect the performance of our business. We may have substantial exposure to the year 2000 problem, both with our own systems and with systems we do not control. The year 2000 problem could harm our business and financial results. Although we did not experience any system failures on January 1, 2000, it is possible that problems may emerge later this year. Many currently installed computer systems and software products have been coded to accept or recognize only two digit entries to define the applicable year. These systems may erroneously recognize the year 2000 as the year 1900. Thus could result in major failures or malfunctions.

         This risk is particularly significant for our business. We rely on computer programs and systems in connection with our internal and external communication networks and systems, including transmissions of information over the Internet, order processing and fulfillment, accounting and financial systems, customer access to our web site and other business functions. Based on our design process and assessment to date, we believe the current versions of our service and our various systems are year 2000 compliant. However, we cannot assure you that our programs designed to minimize the impact of the transition to the year 2000 on the terminal operations software at our facilities and other date sensitive equipment will be completely successful. In addition, the costs of implementing these programs may exceed our current estimates. If these programs are not successful or if their costs exceed our estimates, the date change from 1999 to 2000 could harm our business. The full extent of any adverse impact on our business is impossible to determine.

         In addition, our customers may not become year 2000 compliant in a timely fashion or at all. The failure of a customer to become year 2000 compliant will adversely affect the ability of that customer's trading partners to receive or utilize the document or data we transmit. As a result, customers that are not year 2000 compliant may cease using our CommerceSense service, decreasing our revenues and harming our results of operations.

Risks Relating to the Internet and Online Commerce Aspects of Our Business

         If Internet usage does not continue to grow or its infrastructure fails, our business will suffer. If the Internet does not gain increased acceptance for business-to-business electronic commerce, our business will not grow or become profitable. We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop. The Internet infrastructure may not support the demands that growth may place on it and the performance and reliability of the Internet may decline.

         Privacy concerns may prevent customers from using our services. Concerns about the security of online transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. We may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. We rely upon encryption and authentication technology to provide secure transmission of confidential information. If our security measures do not prevent security breaches, we could suffer operating losses, damage to our reputation, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other developments that render current encryption technology outdated may result in a breach of our encryption and authentication technology and could enable an outside party to steal proprietary information or interrupt our operations.

         Failure of our third-party providers to provide adequate Internet and telecommunications service could result in significant losses of revenue. Our operations depend upon third parties for Internet access and telecommunications service. Frequent or prolonged interruptions of these services could result in significant losses of revenues. Each of them has experienced outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our on-line architecture. These types of occurrences could also cause users to perceive our services as not functioning properly and therefore cause them to use other methods to deliver and receive information. We have limited control over these third parties and cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms or that the quality of services that they provide will remain at the levels needed to enable us to conduct our business effectively.

         Government regulation and legal uncertainties relating to the Internet could harm our business. Changes in the regulatory environment in the United States and other countries could decrease our revenues and increase our costs. The Internet is largely unregulated and the laws governing the Internet remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, because of increasing popularity and use of the Internet, any number of laws and regulations may be adopted in the United States and other countries relating to the Internet or other online services covering issues such as:

         o        user privacy;
         o        security;
         o        pricing and taxation;
         o        content; and
         o        distribution.

         Costs of transmitting documents and data could increase, which would harm our business and operating results. The cost of transmitting documents and data over the Internet could increase. We may not be able to increase our prices to cover these rising costs. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Also, foreign and state laws and regulations relating to the provision of services over the Internet are still developing. If individual states or foreign countries impose taxes or laws that negatively impact services provided over the Internet, our cost of providing our CommerceSense and other services may increase.

Risks Relating to this Offering

         Shares eligible for future sale by our existing stockholders may adversely affect our stock price and may render it difficult to sell class A common stock and class B warrants. The average weekly trading volume of our class A common stock on The Nasdaq SmallCap Market was, approximately, 133,800 shares during the quarter ended March 31, 1999, 116,500 shares during the quarter ended June 30, 1999, 75,800 shares during the quarter ended September 30, 1999, 576,621 shares during the quarter ended December 31, 1999 and approximately 1,150,000 shares for the period from January 1, 2000 to March 24, 2000. On October 18, 1999, our registration statement on form S-3 became effective. This registration statement covers the sale of up to 5,476,280 shares of class A common stock by holders of our class A common stock and holders of our series A preferred stock, class B common stock and warrants that may be converted into or exchanged for class A common stock. On March 1, 2000, another registration statement on form S-3 became effective. This registration statement covers the sale of up to 955,289 shares of class A common stock by holders of our class A common stock and by holders of our series A preferred stock and warrants that may be converted into or exchanged for class A common stock. The market price of our class A common stock could be materially and adversely affected by sales of even a small percentage of these shares or the perception that these sales could occur.

         Our stock price may be extremely volatile and this volatility could affect your ability to sell your class B warrants or shares of class A common stock at a favorable price. From January 1, 2000 through March 24, 2000, the price of our class A common stock has fluctuated from a low of $29.50 to a high of $95.69. The market price of our class A common stock is likely to fluctuate substantially in the future. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. If we were subject to a securities class action lawsuit, it could result in substantial costs and a significant diversion of resources, including management time and attention.

         The market price of our class B warrants is closely related to the market price of our class A common stock since a class B warrant allows the holder upon exercise to purchase one share of class A common stock at a set price. The market price of our class B warrants could be materially and adversely affected if the market price for the class A common stock decreases for any of the reasons described in this risk factor or for any other reason.

         The class B warrants may be called for redemption by ICC which will force the holders to either exercise the class B warrants or the class B warrants will be redeemed. If the market price of the class A common stock exceeds $61.25 for the thirty consecutive business days ending within 15 days of the date of the notice of redemption, ICC may redeem the class B warrants. The holders must then either exercise all of their class B warrants or the class B warrants will be redeemed at $0.25 per class B warrant. The rights of holders of the class B warrants to exercise the warrants will terminate at 5:00 p.m., New York time, on the business day immediately preceding the date set for redemption of the class B warrants.

         The markets for our class B warrants or our class A common stock may be illiquid, which would restrict your ability to sell your class B warrants or your shares of class A common stock. Our class A common stock is currently trading on The Nasdaq SmallCap Market and our class B warrants are currently traded on the OTC Bulletin Board. A purchaser of the class B warrants or the shares of class A common stock covered by this prospectus may not be able to find a buyer for the portion of the class B warrants or the shares of class A common stock the purchaser wishes to sell at an acceptable price. It is possible that the trading markets for the class B warrants or the class A common stock in the future will be thin and illiquid, which could result in increased volatility in the trading prices for our class B warrants or our class A common stock. The price at which our class B warrants and our class A common stock will trade in the future cannot be predicted and will be determined by the market. The price may be influenced by investors' perceptions of our business, financial condition and prospects, the use of the Internet for business purposes and general economic and market conditions.

         If we lose our $20 million net operating loss carryforward, our financial results will suffer. Section 382 of the Internal Revenue Code contains rules designed to discourage persons from buying and selling the net operating losses of companies. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the common stock of a company or any change in ownership arising from a new issuance of stock by a company. In general, the rules limit the ability of a company to utilize net operating losses after a change of ownership of more than 50% of its class A common stock over a three-year period. Purchases of our class A common stock in amounts greater than specified levels could inadvertently create a limitation on our ability to utilize our net operating losses for tax purposes in the future. We are currently subject to a limitation on the utilization of our net operating loss carryforward and we may suffer further limitation as a result of sales of class A common stock covered by this prospectus.

         Our board of directors can issue preferred stock with rights adverse to the holders of class A common stock. Our board of directors is authorized, without further stockholder approval, to determine the provisions of and to issue up to 4,979,825 shares of preferred stock. We have issued a new series of preferred stock in connection with our transaction with Cable & Wireless. See Recent Developments on page 4 of this prospectus for more information about this transaction. See also Description of Securities - Preferred Stock on pages 17 to 19 of this prospectus. Issuance of preferred shares with rights to dividends and other distributions, voting rights or other rights superior to the class A common stock could be adverse to the holders of class A common stock.

         We may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct. The Delaware General Corporation Law provides for broad indemnification by corporations of their officers and directors and permits a corporation to exculpate its directors from liability for their actions. Our bylaws and certificate of incorporation implement this indemnification and exculpation to the fullest extent permitted under this law as it currently exists or as it may be amended in the future. Consequently, subject to this law and to some limited exceptions in our certificate of incorporation, none of our directors will be liable to us or to our stockholders for monetary damages resulting from conduct as a director.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Specifically, all statements other than statements of historical facts included in this prospectus, or incorporated by reference in this prospectus, regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this prospectus, including the information incorporated by reference, the words anticipate, believe, estimate, expect, may, will, continue, intend and plan and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These cautionary statements reflect our current view regarding future events and are subject to risks, uncertainties and assumptions related to various factors which include but may not be limited to those listed under the heading Risk Factors starting on page 5 and other cautionary statements in this prospectus and in the information incorporated in this prospectus by reference.

         Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended or planned. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

                                 USE OF PROCEEDS

         We intend to use the proceeds from the exercise of class A warrants and class B warrants pursuant to this prospectus for working capital and other general corporate purposes.

                                    BUSINESS

                          Internet Commerce Corporation

Industry Background

         We believe that although the Internet has become an important new sales channel, its real value will be in achieving business efficiencies and cost savings by expanding global business-to-business interconnectedness.

         We believe that in an increasingly global economy, improvements in speed and efficiency in the supply chain between businesses are important and improvements in the capacity of a business to buy and sell goods and services or raw materials within its business community becomes an important factor in its ability to compete. Thus, for example, in a just-in-time economy, timeliness, and not price, may be the most important component in creating competitive advantage.

         The speed and efficiency of the supply chain are hindered by incompatibilities in technologies and methodologies used to communicate business information among trading communities, which slow down the flow of information and create bottlenecks. These incompatibilities stem from the diversity of trading partners, which may range from members of the Fortune 100 to sole proprietors providing niche products. Trading partners may therefore have different communications capabilities and requirements. Some trading partners may rely on paper or fax to communicate, others exchange data in proprietary file formats through direct dial-up connections or over the Internet, while the largest trading partners use electronic methods such as electronic data interchange, or EDI, over value added networks, or VANs.

The CommerceSense Solution

         We believe that our CommerceSense service provides a solution to the communication difficulties caused by the differences in data formats, networks and communications methods used by the members of trading communities, and thus bridges the incompatibility gap and enabling seamless electronic business communication. Our CommerceSense service can translate incompatible files into a format any user is capable of receiving and uses the Internet to transmit the data file by EDI, fax or other format. We believe that users of our CommerceSense service can thus improve their productivity and reduce their costs by enabling electronic business-to-business transactions between parties with different systems.

         We believe that our CommerceSense service improves the basic infrastructure of business-to-business electronic communications by providing intelligent messaging and routing using the Internet, which, we believe, improves the security, reliability, ease of use and acceptability of using the Internet for business-to-business electronic commerce. CommerceSense performs these functions without requiring that the user purchase any software and at prices that are, we believe, less than half of the prices currently charged by traditional VANs.

         We designed our CommerceSense service to avoid what we believe are inefficiencies in traditional VAN services, software products and phone and manual fax processes, which we believe are more expensive, slower and more difficult to use than our CommerceSense service. CommerceSense incorporates proprietary technology and is immediately accessible using a standard Internet connection and a web browser.

         Our CommerceSense service uses the Internet to deliver a higher level of service and more features than traditional VANs:

         o Documents are delivered up to 100 times faster, depending upon the speed of the customer's Internet connections;
         o Our customers may more effectively track, monitor and process business documents and other data files using our real-time document management browser screen displays;
         o Our CommerceSense service allows us to consistently provide confirmed delivery of documents and other data files;
         o Documents can be delivered either in real-time or retrieved when convenient for the customer. Real-time delivery reduces the potential for document corruption, bottlenecks and other problems associated with batch delivery modes, which are traditionally store-and-forward and in some cases can take several hours to be delivered;

         o Our CommerceSense service can handle transmissions of data other than standard business documents, such as images, engineering drawings, architectural blueprints, audio and some types of video; and
         o Our customers enjoy flexibility in creating different document types and formats for various business applications. For example, our customers can add their business logo to their documents and can use their own format for each document type.

         In addition, we believe our CommerceSense service offers advantages over e-mail and other Internet-based electronic commerce systems, such as a full range of VAN services, translation of a wide variety of data into customer-specified formats, management of business documents or data files of virtually any size and of a wide variety, including purchase orders, invoices, statements, inventory tracking and shipping documents, images, engineering drawings, architectural blueprints, audio and some types of video. CommerceSense also provides a complete audit trail of content delivery and customer selection from a variety of security methods.

         We believe that CommerceSense is one of the only Internet-based data transmission services that is approved to interconnect with the eight largest traditional VANs, which we believe currently provide EDI services for 90% of companies capable of using EDI. As a result, we can handle EDI traffic between our customers and any of their trading partners that choose to continue to use a traditional VAN and between a customer that uses a traditional VAN and its trading partners that do not. This provides our customers with the possibility of maximum penetration into their trading partner community.

EDI for web-based retailers. We provide an electronic document and data file delivery link between web-based retailers and their vendors. We believe that many larger vendors require that product orders and other documents be transmitted using EDI. Web retailers can use our CommerceSense service to comply with this requirement and thus can reduce their costs and improve their ability to locate, order, track and deliver products. Our CommerceSense service can process purchase orders, invoices, order status reports and other files transmitted between web-based shopping portals of electronic retailers and their vendors, distributors, and manufacturers and can also manage critical logistics delivery files. Due to the special requirements and rapid growth of these new web-based retail companies, we have a dedicated web retailer sales and support team that offers the retail companies the option to outsource to us all of their electronic document and data file delivery requirements.

EDI to fax service. Traditional EDI users convert electronic documents into a faxable format and fax the documents manually to their trading partners that can not receive documents transmitted electronically in EDI. Our CommerceSense fax service allows our customers to send a document electronically, which we will then electronically convert and fax to any of our customer's trading partners that cannot receive electronically transmitted documents and specify that they want to receive the document by fax. We believe that our CommerceSense fax service will result in lower fax costs for our customers as well as reduced human involvement in the document delivery process and fewer errors. Recently, several other VANs began offering similar EDI-fax services; however, we believe that these services cost 3 to 5 times more per page and are currently only offered domestically. Our customers currently send documents using our CommerceSense fax service to approximately 900 trading partners.

Large-scale electronic document management and delivery. Our CommerceSense service can transmit large-scale non-EDI electronic documents and other large files, which may include catalogs, engineering drawings, graphics and some types of video. CommerceSense allows customers to manage and distribute these large files in real-time and provides archiving, security, authentication and audit services. CommerceSense will support both a publish/subscribe configuration, in which a customer can publish any number of files for subscribers authorized by the customer to view and/or download, and a point-to-point-delivery configuration that operates like our CommerceSense VAN service.

Business Strategy

         We believe that our CommerceSense service provides a platform with many applications that will allow our customers to fulfill a substantial portion of their electronic document and data delivery requirements with significantly less administrative effort and cost. We believe that CommerceSense will allow our customers to send us the majority of their important documents and data files which we will then be able to transmit to each of the intended recipients in any form requested by the recipient. Our customers will thus be able to integrate a substantial portion of their document and data file delivery methods into a single, seamless process.

         A large company that uses EDI to communicate with its vendors is referred to as a hub; their trading partners, vendors or customers, are referred to as spokes. We intend to continue to market CommerceSense as a one-stop electronic document and data delivery service to the 2,500 largest hub companies in the United States. Due to the cost to the spoke companies of implementing EDI and using VANs and other electronic document delivery methods, large hub companies are currently connected electronically to only a small percentage of their potential spoke companies.

         Our current customers conduct their business internationally, and we intend to service these customers and pursue new international customers by expanding our marketing and operation to Europe and other places outside the United States.

         We believe that a significant number of these hub companies intend to expand the use of electronic commerce to more of their spoke companies. Since small spoke companies using our CommerceSense service require only an Internet connection or a web browser to receive and transmit documents electronically and, we believe, will also be able to receive electronic documents using our CommerceSense fax service, large hub companies may now be able to request or encourage electronic commerce with their small hub companies. In turn, many of these spoke companies may become the hub companies for their suppliers, which should further broaden the reach of our CommerceSense service.

         We intend to encourage the use of our CommerceSense service through exceptional customer service. We currently offer technical support to our customers twenty-four hour a day, seven days a week. Due to the multiple redundancies of all of our systems and the stability of the Securities Industry Automation Corporation, or SIAC, which is the location of our data center, our CommerceSense service has been fully operational more than 99% of the time.

         We intend to seek acquisitions of services, products or companies, joint ventures or other arrangements which complement or expand our business. However, we cannot assure you that we will be able to identify appropriate acquisition candidates in the future or that we will be able to successfully negotiate and finance the acquisition if an acquisition candidate is identified. If we make other types of acquisitions, it will be necessary to assimilate the acquired services, technologies or customers into our operations. If we consummate one or more significant acquisitions through the issuance of shares of class A common stock, you could suffer significant dilution of your ownership interests in ICC. Finally, expanding our business through acquisitions may expose us to new and different competitors, which will likely have greater financial and other resources than we do.

         We expect to experience seasonality in our business that reflects the seasonality of the businesses of our customers. We believe that period-to-period comparisons of our operating results may not be meaningful and that our operating results for any particular period will not necessarily be a good indicator of our future performance.

                              PLAN OF DISTRIBUTION

         Upon exercise in accordance with its terms of each class A warrant included in the IPO units, ICC will issue to the holder of that class A warrant one class B warrant and one share of class A common stock. Upon exercise in accordance with its terms of each class B warrant included in the IPO units or upon exercise in accordance with its terms of each class B warrant issued upon the exercise of a class A warrant referred to in the previous sentence, ICC will issue to the holder of that class B warrant one share of class A common stock.

                            DESCRIPTION OF SECURITIES

         The following summary description of the material terms of our capital stock and warrants is not intended to be complete. Since the terms of our capital stock must comply with the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement, and the Delaware General Corporation Law, you should read our certificate of incorporation and bylaws very carefully. The relevant provisions of our certificate of incorporation and bylaws and the Delaware General Corporation Law are discussed under the heading Delaware Law and Certificate of Incorporation and Bylaw Provisions on pages 20 and 21 of this prospectus.

         We have the authority to issue up to 40,000,000 shares of class A common stock, 2,000,000 shares of class B common stock, 2,000,000 shares of class E-1 common stock, 2,000,000 shares of class E-2 common stock and 5,000,000 shares of preferred stock, which includes 10,000 shares of series A preferred stock, 175 shares of series S preferred stock and 10,000 shares of series C preferred stock.

Common Stock

Class A common stock

         As of January 31, 2000, there were 4,595,853 shares of class A common stock outstanding, held of record by approximately 200 stockholders. Class A common stock is currently traded on The Nasdaq SmallCap Market under the symbol ICCSA.

         Holders of class A common stock are entitled to one vote per share on all matters to be voted on by our common stockholders. Subject to the preferences of the preferred stock, the holders of class A common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors, provided that if any distributions are made to the holders of class A common stock, identical per-share distributions must be made to the holders of the class B common stock, even if the distributions are in class A common stock. In the event of a liquidation, dissolution or winding up of ICC, the holders of class A common stock are entitled to share equally with holders of the class B common stock in all assets remaining after liabilities and amounts due to holders of preferred stock have been paid in full or set aside. Class A common stock has no preemptive, redemption or conversion rights. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of series A preferred stock, series S preferred stock, series C preferred stock or any other series of preferred stock that ICC may designate and issue in the future.

Class B common stock

         As of January 31, 2000, there were 89,595 shares of class B common stock outstanding, held of record by seven stockholders.

         Class B common stock is convertible into class A common stock on a one-for-one basis both upon request of the holder of the class B common stock or automatically upon transfer of the class B common stock to a stockholder that does not hold any class B common stock before the transfer. Class B common stock is entitled to six votes per share rather than one vote per share, but in all other respects each share of class B common stock is identical to one share of class A common stock.

Class E-1 and E-2 common stock

         On May 28, 1999, we called for redemption on June 11, 1999 all outstanding shares of class E-1 and class E-2 common stock for a total redemption price of $276.85. On July 31, 1999 there were no shares of class E-1 or E-2 common stock outstanding.

Preferred Stock

         Our certificate of incorporation authorizes our board of directors, without any approval of our stockholders, to issue up to 5,000,000 shares of preferred stock from time to time and in one or more series and to fix the number of shares of any series and the designation, conversion, dividend and other rights of the series. The board of directors has designated 10,000 shares of preferred stock as series A preferred stock, 175 shares of preferred stock as series S preferred stock and 10,000 shares of preferred stock as series C preferred stock.

         Future issuances of preferred stock may have the effect of delaying or preventing a change in control of ICC. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Series A preferred stock

         As of January 31, 2000, ICC had 1,683 shares of series A preferred stock outstanding, held by approximately 22 stockholders.

         Series A preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series A preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by 75% of the average market price of the class A common stock for the ten trading days before the conversion date. However,

         o if 75% of the average market price is less than $3 per share, the series A preferred stock provides that 75% of the average market price will be considered to be $3 per share, which results in a maximum of 333 shares which may be issued upon conversion of one share of series A preferred stock; and

         o if 75% of the average market price is greater than $5 per share, the series A preferred stock provides that 75% of the average market price will be considered to be $5 per share, which results in a minimum of 200 shares which may be issued upon conversion of one share of series A preferred stock.

If all of the series A preferred stock were converted on January 31, 2000, a maximum of 561,000 shares of class A common stock would be issued in this conversion. The minimum and maximum conversion rates apply even if at the time of conversion the class A common stock is not traded on The Nasdaq SmallCap Market. No fewer than 25 shares may be converted at one time unless the holder then holds fewer than 25 shares and converts all of the holder's shares at that time.

         Series A preferred stock is redeemable, in whole or in part, by ICC, commencing on the third anniversary of the date of issuance. The redemption price for each share of series A preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given 30 days before the redemption date.

         Subject to the rights of stockholders holding any series of ICC preferred stock that is senior to the series A preferred stock, upon a liquidation, dissolution or winding up of ICC, the holders of series A preferred stock are entitled to receive an amount equal to $1,000 per share of series A preferred stock before any distribution is made to holders of common stock.

         The holders of the outstanding shares of series A preferred stock are entitled to a 4% annual dividend payable in cash or in shares of class A common stock, at the option of ICC. These dividends are payable on each July 1 commencing on July 1, 1999. ICC elected to issue 14,641 shares of class A common stock in payment of the dividend due on July 1, 1999.

         Series A preferred stock has no voting rights except as expressly required by law.

Series S preferred stock

         As of July 1, 1999, ICC had no outstanding shares of series S preferred stock. ICC does not intend to issue any shares of series S preferred stock in the future.

Series C preferred stock

         As of January 31, 2000, ICC had 10,000 shares of series C preferred stock outstanding, held by one stockholder.

         Series C preferred stock is convertible, at the option of the holder, into class A common stock. Each share of series C preferred stock is convertible into a number of shares of class A common stock determined by dividing $1,000 by the conversion price at the date of conversion. The initial conversion price for the series C preferred stock is $22.34 per share, which is subject to adjustment in the case of a reclassification, subdivision or combination of ICC's common stock and upon a consolidation, merger or sale of substantially all of the assets of ICC.

         Series C preferred stock is redeemable, in whole or in part, by ICC, commencing on the fifth anniversary of the date of issuance. The redemption price for each share of series C preferred stock is $1,000 plus unpaid dividends. Notice of redemption must be given not less than fifteen days nor more than 45 days before the redemption date.

         Upon a liquidation, dissolution or winding up of ICC, the holders of series C preferred stock are entitled to receive an amount equal to $1,000 per share of series C preferred stock plus unpaid dividends before any distribution is made to holders of series A preferred stock or common stock.

         The holders of the outstanding shares of series C preferred stock are entitled to a 4% annual dividend payable in cash or in shares of class A common stock, at the option of ICC. These dividends are payable on each January 1, commencing on January 1, 2001.

         Each share of series C preferred stock is entitled to a number of votes equal to the number of whole shares of common stock into which each share of series C preferred is convertible as of the record date for the determination of stockholders entitled to vote on any matter submitted to stockholders.

Warrants

         As of June 30, 1999, there were 1,184,715 class A warrants outstanding and 950,490 class B warrants outstanding. On June 30, 1999, we commenced an offer to exchange one share of class A common stock for each 8 outstanding class A warrants and one share of class A common stock for each 16 outstanding class B warrants. The exchange offer was completed on July 30, 1999 and, as a result, ICC issued a total of 148,651 shares of class A common stock in exchange for 868,500 class A warrants and 639,002 class B warrants.

         As of January 31, 2000, there were 314,256 class A warrants outstanding. Each class A warrant entitles the holder upon exercise to purchase one class B warrant, which is described below, and one share of class A common stock. Each class A warrant is exercisable for $23.20 and expires in February 2002.

         As of January 31, 2000, there were 309,403 class B warrants outstanding. Each class B warrant entitles the holder upon exercise to purchase one share of class A common stock. Each class B warrant is exercisable for $31.22 and expires in February 2002.

         The class A and class B warrants are traded in the over-the-counter market on the OTC Bulletin Board. The number of class A and class B warrants and the exercise prices of the class A and class B warrants are subject to adjustment in the event of any subdivision or combination of the outstanding class A common stock, any stock dividend payable in shares of class A common stock paid to holders of class A common stock, or any sale of any shares of class A common stock, or of any rights, warrants, options or securities convertible into or exercisable for class A common stock, for consideration valued at less than the market price of the class A common stock at that time.

         The class A and class B warrants are subject to redemption by ICC, at $0.25 per class A or class B warrant, on not less than 30 days notice in the event that the average closing bid price for the class A common stock, if the class A common stock is then traded on The Nasdaq SmallCap Market, or the last reported sales price, if the class A common stock is then traded on a national securities exchange, exceeds $44.50 in the case of the redemption of the class A warrants and $61.25 in the case of the redemption of the class B warrants, for the thirty consecutive business days ending within 15 days of the date of the notice of redemption. All warrants of a class must be redeemed if any of that class are redeemed. The date set for redemption of the class B warrants may not be earlier than 31 days after the date set for redemption of the class A warrants. The rights of holders of class A and class B warrants to exercise the warrants terminate at 5:00 p.m., New York time, on the business day immediately preceding the date set for redemption.

         In connection with our initial public offering, unit purchase options were issued to D.H. Blair and its designees to purchase 31,000 units for $33.75 per unit. Upon exercise of these options, the holders are entitled to receive one share of class A common stock, one class A warrant and one class B warrant. In connection with our 1997 private placement, unit purchase options were issued to D.H. Blair and its designees to purchase 112,229 of the same units for $15.75 per unit. The unit purchase options issued in connection with our 1997 private placement are subject to an anti-dilution adjustment as a result of the private placement of series A preferred stock and this adjustment would be substantial. On June 30, 1999, D.H. Blair and its designees exchanged all of these unit purchase options for a total of 105,000 shares of class A common stock.

         Investors in our 1998 bridge financing purchased 10% notes with warrants attached. For each $1 of notes, a purchaser was entitled to 0.3 warrants and we issued a total of 778,500 warrants in this transaction. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire between December 2001 and July 2002.

         Three finders introduced us to investors in our 1998 bridge financing and have received a total of 66,600 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50. These warrants expire between July 2001 and January 2002.

         Several NASD registered broker/dealers provided services in connection with our April 1999 private placement of series A preferred stock and are entitled to receive a total of 173,250 warrants for these services. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $5.00 and expires in April 2002.

         The warrants issued in our 1998 bridge financing to investors and finders are redeemable by ICC for $2.50 per warrant within 10 days of mailing an acceleration notice at any time after one year from issuance if the bid price of the class A common stock exceeds $7.50 subject to adjustment for stock splits, dividends or combinations for 10 consecutive trading days.

         The number and exercise price of the warrants issued to financial advisors in connection with our 1998 bridge financing and our April 1999 private placement are subject to adjustment in the event of any stock dividend payable in shares of class A common stock paid to holders of class A common stock or any subdivision or combination of the outstanding class A common stock.

         Summerwind Restructuring, Inc. received 500,000 warrants as consideration for various consulting services under a consulting agreement with our predecessor, Infosafe Systems, Inc. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $2.50 and expires in June 2003. The number and exercise price of the Summerwind warrants are subject to adjustment in the event of any sale or distribution of debt or other securities of ICC or of cash, property or other assets to holders of class A common stock, any stock dividend payable in shares of class A common stock paid to holders of class A common stock, any subdivision or combination of the outstanding class A common stock, or any sale of any shares of class A common stock, or of any rights, options, warrants, or securities convertible into or exercisable for class A common stock, for consideration valued at less than the then exercise price of the Summerwind warrants.

         In connection with our strategic global alliance with Cable & Wireless, we issued to Cable & Wireless 400,000 warrants to purchase shares of our class A common stock. Each of these warrants entitles the holder upon exercise to purchase one share of class A common stock for $22.21 per share and expires in January 2005. The number and exercise price of these warrants are subject to adjustment in the event of any stock dividend payable in shares of class A common stock paid to holders of class A common stock or any subdivision or combination of the outstanding class A common stock. See Recent Developments on page 4 for more information regarding this transaction.

Delaware Law and Certificate of Incorporation and Bylaw Provisions

         The following is a summary description of material provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws. For further information you should refer to our certificate of incorporation and bylaws.

         We must comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

         There are provisions in our certificate of incorporation, our bylaws and Delaware law that make it more difficult for a third party to obtain control of ICC, even if doing so would be beneficial to our stockholders. This could depress our stock price. However, these provisions enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ICC and its stockholders. These provisions also are designed to reduce the vulnerability of ICC to an unsolicited proposal for a takeover of ICC that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ICC. The provisions are also intended to discourage some tactics that may be used in proxy fights.

Classified Board of Directors

         We received stockholder authorization on June 26, 1998 to amend our certificate of incorporation to divide the board of directors into three classes of directors. The classes must be as nearly equal in number as possible and serve staggered three-year terms. We intend to elect directors for each class at our next annual meeting of stockholders. As a result, after out next annual meeting, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of ICC as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer for our shares or attempting to obtain control of ICC. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Indemnification

         We have included in our certificate of incorporation and bylaws provisions to (1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (2) indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary.

         We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

         The transfer agent and registrar for our class A common stock and class B warrants is American Stock Transfer and Trust Company.

                                  LEGAL MATTERS

         The legality of the class B warrants and the shares of class A common stock being offered by this prospectus will be passed upon by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                     EXPERTS

         Richard A. Eisner & Company, LLP, independent auditors, have audited our financial statements as of July 31, 1999, as stated in their report, included in our annual report on Form 10-KSB for the year ended July 31, 1999 which is incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance on Richard A. Eisner & Company, LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

o Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our sec filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the sec's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

         We have filed with the SEC a registration statement on form S-3 to register the class B warrants and the shares of class A common stock to be offered. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information about us, our class B warrants and our class A common stock, you should refer to that registration statement and to the exhibits and schedules filed as part of that registration statement, as well as the documents we have incorporated by reference which are discussed below. You can review and copy the registration statement, its exhibits and schedules, as well as the documents we have incorporated by reference, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site, given above.

o Stock Market. Shares of our class A common stock are traded on The Nasdaq SmallCap Market. Our class B warrants are traded on the OTC Bulletin Board.

o Information Incorporated by Reference. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

         o Our annual report on form 10-KSB for the year ended July 31, 1999;

         o Our quarterly report on form 10-QSB for the quarter ended October 31, 1999;

         o Our quarterly report on form 10-QSB for the quarter ended January 31, 2000;

         o Our current reports on form 8-K dated December 1, 1999 and December 13, 1999; and

         o The descriptions of our class A common stock and our class B warrants contained in our Rule 424 prospectus filed with the SEC on June 18, 1995. See also Description of Securities on pages 16 to 21 of this prospectus.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Internet Commerce Corporation
         805 Third Avenue
         New York, New York  10022
         (212) 271-7640
         Attn:  Victor Bjorge

         We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We have not authorized anyone to provide you with, and you should not rely on, information other than that which is in this prospectus, any prospectus supplement or which is incorporated in this prospectus by reference.